UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 28, 2010

AMERICAS ENERGY COMPANY - AECO

(Exact Name of Registrant as Specified in its Charter)

Nevada	000-50978	98-0343712
(State of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

243 N. Peters Rd., Knoxville, Tennessee 37923
(Address of Principal Executive Offices)

865-238-0668
Registrants Telephone Number

_____________________________.
(Former Name or Address of Registrant)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8 - Other Events
Item 8.01 Other Events.

As of March 31, 2010, the parties agreed that the material terms of the Purchase agreement were met and full ownership and control of Evans Cole Corp., a Kentucky corporation transferred to Americas Energy Company-AECo “AENY” as a wholly owned subsidiary.

As of that date AENY had paid the full amount due of $7,000,000 of the purchase price and executed the required $25,000,000 promissory note.

The $25,000,000 note was to be paid at the rate of $5.00 per short ton of coal mined, sold and shipped from the leaseholds of Evans. Minimum payments of at least $500,000 per quarter were to be made commencing March 31, 2011. The $25,000,000 is secured by a promissory note and the note Matures on March 5, 2025. In addition to the purchase price a separate finder’s fee is to be paid as a 2% override to A.Y. Evans, Jr.

As of September 28, 2010, the parties related to the purchase of Evans Coal Corp. have agreed to revise some of the outstanding terms and obligations of the related agreements. A summary of those revised terms are as follows:

a. The $25,000,000 promissory note is considered paid.

b. Mr. A.Y. Evans Jr. released his finder's fees payable as a 2% override.

c. Barbara Evans and A.Y. Evans forgive and release the Company from all sums unpaid by the Company prior to September 1, 2010 and release the Company from paying a minimum sum of production payments.

d. A.Y. Evans, Jr. shall complete to Phase I standards the Rocky Branch, Darby and Kellioka, Kentucky permits reclamation and remove the designated five ponds on the Harlan seam level permits

e. Barbara Evans and A.Y. Evans accept the single sum of $2.00 per clean ton on existing Evans Coal Corp. leases excluding the Cardinal lease, (payable $1 each to Barbara Evans and A.Y. Evans and/or their heirs) with the production payment commencing on September 1,2010.

f. Mr. A Y. Evans, Jr. and or his heirs shall additionally be paid $1 per clean ton on the Cardinal lease

g. All outstanding certificates of deposit held in the name of Evans Coal Corp. on the existing Evans Coal Corp. permits and the accompanying reclamation bonds shall remain in place until the reclamation has been completed and releases obtained as to each permit. The principal of the CD's may be used to secure in the future new Evans Coal Corp. permits on Evans Coal leases.

h. All certificates of deposit held in individual names shall be returned to those individuals upon completion of required reclamation work and release of those reclamation bonds.

i. All the interest in certain CD's at First State Bank totaling an original value of $1,795,700 is being paid to Barbara Evans commencing September 1, 2010

j. A General Warranty Bill of Sale free and clear of all liens was given to A Y. Evans, Jr. for the six pieces of equipment for the reclamation activities committed to and to be conducted by A Y. Evans, Jr.

k. Production payments are secured by the leases and permits of Evans Coal Corp. as originally secured.

l. Upon the release of all CD's at First State Bank, Pineville, Kentucky, the Company shall be released of any liens upon the equipment of the Company.

Section 9 – Financial Statements and Exhibits
Item 9.01 Financial Statements and Exhibits

Americas Energy Company- AECo includes by reference the following exhibits:

10.1 Agreement- Assignment of Leases and Permits, between Americas Energy Company and Evans Coal Corporation, dated July 17, 2009; Filed with our Current Report on Form 8K, January 27, 2010

10.2 Agreement – Letter of Intent, between Americas Energy Company and Evans Coal Corporation, dated November 5, 2009; Filed with our Current Report on Form 8K, January 27, 2010

10.3 Agreement – Agreement for the Sale of all Shares in Evans Coal Corp., between Americas Energy Company and Barbara Evans, widow and not married and Evans Coal Corporation, dated February 6, 2010; Filed with our Quarterly Report on Form 10-Q on February 18, 2010

Americas Energy Company- AECo includes the following exhibits:

10.4 Agreement- Confidential Settlement Agreement, Release and Covenant not to Sue, between Americas Energy Company-AECo, Evans Coal Corporation, Mrs. Barbara Evans and A.Y. Evans, Jr. dated September 28, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Americas Energy Company-AECo

Date: October 12, 2010

By: \s\ Christopher L. Headrick, President
Name: Christopher L. Headrick
Title: President and CEO
Principal Executive Officer and Principal Financial Officer